Exhibit 99.2

FINAL VERSION

AIXTRON AG

Analyst Earnings Conference Call

Third Quarter of 2005

November 3, 2005

Prepared Remarks

Paul Hyland

President and Chief Executive Officer

Wolfgang Breme

Executive Vice President and Chief Financial Officer

The spoken word applies.

© AIXTRON AG

Investor Relations

November 2005

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Conference call introduction

Operator: Good morning, everyone and welcome from Aachen, Germany to the AIXTRON third quarter 2005 results conference call.

Today’s call is being recorded and I would now like to hand you over to Mr. Klaus Gruendel, AIXTRON’s Head of Investor Relations and Corporate Communications for the opening remarks and introductions.

Klaus Gruendel:

Thank you.

Good morning everyone and thank you for attending today’s call.

With us today are Mr. Paul Hyland, President and Chief Executive Officer of AIXTRON, and Mr. Wolfgang Breme, Executive Vice President and Chief Financial Officer of AIXTRON.

As the operator indicated, this call is being recorded by AIXTRON and is considered copyright material and as such cannot be recorded or re-broadcast without express permission. Your participation in this call implies your consent to this taping.

To the extent that during this call you may participate in discussions or speculations concerning future earnings, disclosures, market expectations, predictions, technology acceptances, future earnings expectations or indeed hear statements about future conditions, products, disclosures or any forward-looking speculation, then such statements are forward looking and are subject to risks and uncertainties that could cause actual results to differ materially from the opinions and statements made in this call. These factors are discussed in the Company’s Annual Report and have been described in those documents and statements required by law and under German and US regulatory requirements issued in the previous 12 months.

This call is not being immediately presented via Webcast or any other medium, however the Company reserves the right to do so at some point in the future. In the event that the decision is taken to do so, this decision will be announced via the Company website at www.aixtron.com.

This presentation may contain forward-looking statements about the business, financial condition, results of operations and earnings outlook of AIXTRON within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as “may,” “will,” “expect,” “anticipate,” “contemplate,” “intend,” “plan,” “believe,” “continue” and “estimate,” and variations of these words and similar expressions, identify these forward-looking statements. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. In any forward-looking statement in which AIXTRON expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. Actual operating results may differ materially from such forward-looking statements and are subject to certain risks, including risks arising from: actual customer orders received by AIXTRON; the extent to which chemical vapor deposition, or CVD, technology is demanded by the market place; the timing of final acceptance of products by customers; the financial climate and accessibility of financing; general conditions in the thin film equipment market and in the macro-economy; cancellations, rescheduling or delays in product shipments; manufacturing capacity constraints; lengthy sales and qualification cycles; difficulties in the production process; changes in semiconductor industry

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growth; increased competition; exchange rate fluctuations; availability of government funding; variability and availability of interest rates; delays in developing and commercializing new products; general economic conditions being less favorable than expected; and other factors. The forward-looking statements contained in this presentation are made as of the date hereof and AIXTRON does not assume any obligation to (and expressly disclaims any such obligation to) update the reasons why actual results could differ materially from those projected in the forward-looking statements. Any reference to the Internet website of AIXTRON is not an incorporation by reference of such information in this presentation, and you should not interpret such a reference as an incorporation by reference of such information.

I will now hand you over to Mr. Paul Hyland, AIXTRON’s President & CEO to start the actual presentation. Paul, …

Paul Hyland:

(Introduction)

Thank you, Klaus, and good morning everybody.

Today we are presenting our financial results for the third quarter of 2005, ending September 30, 2005 and I would also like to take the opportunity to share with you our insight into the current market conditions as we see them.

The financial numbers we will present today, include the financial results of Genus, Inc. which AIXTRON acquired on March 14, 2005 and all the figures quoted today will be in Euros.

I would like to start the call by giving you our view of the market forces that characterized our business in the third quarter of 2005. I will then hand the call to AIXTRON’s CFO, Mr. Wolfgang Breme, who will present our financial performance in more detail. I will then finish the call by talking about the progress we are making on our internal cost reduction program and our assessment on how our business will move forward after the third quarter of 2005, including our financial guidance for our expected final revenues and net results for 2005.

(Market Conditions)

If I may start by giving you our perspective of the market conditions we have faced.

AIXTRON’s business in the third quarter and the first nine months of 2005 continued to be affected by generally low levels of customer capital spending, resulting in lower order intake and total revenues. However, the downturn in our compound semiconductor equipment business was partially offset by our new silicon semiconductor equipment business.

The compound semiconductor market continues to be very difficult, with many customers still reluctant to commit to capital expenditure programs in the current climate. However, our fundamental confidence in this market and our technology position remains very high. There is no question that compound semiconductors will be at the forefront of key enabling technologies for the foreseeable future, however at this particular point in time, we are at a crossroads of several market dynamics.

The compound semiconductor industry is still relatively new and has experienced extraordinary growth in volume and, at the same time, a decline in end device pricing which has culminated in some significant customer consolidation recently. That consolidation process is also fuelled by the delayed introduction of some new customer products, which is significant, as end market applications have been the principal drivers of growth in the past few years.

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Once these market adjustments have been made and the predicted new display backlighting, mobile phone camera flash, and automotive applications begin to emerge, we expect to see renewed growth return to this sector. However, this will not be before next year. In the meantime, all published results suggest that we are continuing to gain market share.

To offset the softness in the compound semiconductor market, we have been very pleased with the contribution that our silicon semiconductor system business has made to the AIXTRON Group’s revenue in the first two quarters since the acquisition of Genus, Inc. The contribution from our silicon semiconductor business also highlights the critical importance of the Company’s strategic need to diversify its core technologies into new market areas beyond the compound semiconductor market. There is a considerable amount of integration activity within both our Aachen, Germany and Sunnyvale, California locations which we believe will allow us to be more optimistic about our ability to grow this element of our business in the future.

The exact timing of the adoption and implementation, by the silicon semiconductor industry, of these new complex material deposition technologies remains fluid, but all the indications are that our AVD®, ALD and CVD technology platforms will play a significant role as this material engineering trend develops momentum.

Against that backdrop, revenues were Euro 29.1 million in the third quarter of 2005, in comparison to Euro 44.4 million in the second quarter of 2005 and Euro 30.0 million in the third quarter of 2004.

On a year-to-date basis, however, overall revenues increased by 6% year over year, to Euro 95.7 million.

While AIXTRON’s core compound semiconductor business did display softness throughout the third quarter and the first nine months of 2005, the longer term trends in the AIXTRON Group’s end-user markets, that could positively influence AIXTRON’s future business, included:

•	An early-generation capacity build-up for blue laser products and LED backlighting in next-generation liquid crystal displays (LCDs);

•	Indications of increased global adoption of LEDs in automotive applications;

•	Increased activity in the development of new complex compound material applications as substitution materials in the silicon semiconductor industry;

•	An ongoing transition from mass production passive matrix OLEDs to active matrix OLEDs. And I should add at this point that, over the last few days, we have received some very positive signals from our customer that indicate we may, very soon, be able to confirm that we have been successful in qualifying our first OVPD® production system at RiTDisplay Corporation in Taiwan. Those of you familiar with the history of this project will recall, we installed a Gen 2 production system at RiTDisplay, who are already one of the world’s biggest suppliers of OLED devices, within the framework of a collaboration to jointly qualify AIXTRON OVPD® technology for the manufacturing of OLED devices for full color display applications. I stress, for the avoidance of doubt, that I am not today formally reporting acceptance by the customer, but I am reporting that we are very encouraged by the news coming back from the joint team in Taiwan. We will of course make a formal announcement if and when all of the formal documentation is ratified by the customer.

•	Continuing on the market trends, we have also been observing increased research and development activities for silicon carbide (SiC) applications, driven by basic research and emerging hybrid automotive applications.

I will now pass the call over to Wolfgang Breme who will take you through our financial performance in more detail. Wolfgang, please…

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Wolfgang Breme:

Thank you, Paul, and good morning to all of you.

(Revenues)

Revenues were Euro 29.1 million in the third quarter of 2005, in comparison to Euro 44.4 million in the second quarter of 2005 and Euro 30.0 million in the third quarter of 2004.

As Paul already pointed out, revenues from AIXTRON’s silicon semiconductor business contributed significantly to total revenues. In the third quarter of 2005 such revenues totaled Euro 9.2 million, and in the second quarter of 2005 they amounted to Euro 15.6 million. In comparison, the Company did not register any revenues from its silicon semiconductor business in the third quarter of 2004.

AIXTRON’s revenues in the third quarter of 2005 were generated in the following regions: United States – 8 percent, Asia – 84 percent, Europe – 8 percent. In comparison, revenues in the second quarter of 2005 and the third quarter of 2004 were split as follows: United States - 11 and 20 percent, Asia - 71 and 66 percent, and Europe -18 and 14 percent.

52% of the despatch value for equipment in the third quarter of 2005 was destined for customers engaged in LED applications, 5% for Telecom/Datacom, 35% for Silicon applications, and 8% others. By comparison, in the second quarter of 2005, the percentage breakdown was LED 58%, Telecom/Datacom 2%, and Silicon applications 40%. And in the third quarter of 2004, the percentages were LED 74%, Silicon 4%, Telecom/Datacom 6%, and others 16%.

Equipment sales generated 78 percent of consolidated total revenues in the third quarter of 2005, compared to 82 percent in both the second quarter of 2005 and the third quarter of 2004. The remaining revenues were provided by spare parts sales and service. Equipment sales generated 81 percent of consolidated total revenues in the first nine months of 2005, unchanged from the comparable period in 2004.

(COGS)

The cost of goods sold for the reported third quarter 2005 revenue was Euro 18.1 million, a decrease of Euro 14.7 million on the second quarter of 2005 figure and a decrease of Euro 0.2 million on the Euro 18.3 million figure for the third quarter of 2004. The quarter on quarter decrease in cost of goods sold resulted from lower manufacturing cost associated with higher-margin products.

(Gross margin)

AIXTRON’s gross margin on sales rose 12 percentage points, quarter on quarter, to 38 percent in the third quarter of 2005, compared with 26 percent in the previous quarter and 39 percent in the third quarter of 2004.

The Company’s gross margin in the third quarter of 2005 benefited from a favorable product and regional revenue mix in conjunction with accounting impacts in connection with the Company’s revenue recognition policy.

(SG&A costs)

SG&A costs rose quarter on quarter, by Euro 0.9 million to Euro 12.0 million for the third quarter and this represented an increase of Euro 5.0 million over the SG&A costs reported in the third quarter of 2004. This increase/decrease in SG&A expenses is largely due to the

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consolidation of Genus, Inc. SG&A expenses into the AIXTRON Group reported results. The majority of the SG&A expenses are fixed costs.

(R&D costs)

R&D costs were flat quarter over quarter, at Euro 6.9 million for the third and second quarters of 2005, but increased by Euro 1.3 million over the third quarter of 2004, reflecting the addition of the Genus, Inc. R&D activities. As a percentage of sales for the third quarter 2005 R&D expenses represented 24%. Although development project timings can be affected by market conditions, I would not expect a significantly different figure for the remainder of 2005.

(Other operating income and expenses)

Other operating income and expenses, which relate to research and development funding, income from resolved contract obligations, as well as foreign exchange gains and losses, amongst others, were a net Euro 0.9 million, as compared to Euro 2.6 million in the previous quarter and Euro 2.3 million in the third quarter of 2004.

Please note that, due to a decision to adjust our internal accounting policy and unlike in the past, this position is shown as a single line item, netting other operating income and expenses against each other.

(Operating loss)

Due principally to the lower revenues generated in the third quarter of 2005, in conjunction with the higher cost base resulting from the consolidation of Genus, Inc. into AIXTRON, the Company incurred an operating loss in the third quarter of 2005 of Euro 7.1 million, compared to an operating loss of Euro 3.9 million in the previous quarter and an operating income of Euro 1.3 million in the third quarter of 2004.

(Net loss)

AIXTRON incurred a net loss after tax of Euro 7.1 million in the third quarter of 2005, reflecting the 35 percent quarter-on-quarter revenue reduction and representing a net loss per share of Euro 0.08. The comparable figures for the second quarter of 2005 and the third quarter of 2004 were a net loss of Euro 2.0 million, representing a net loss of Euro 0.02 per share, and a net income of Euro 2.6 million, representing a net income of Euro 0.04 per share.

(Order intake)

The total value of equipment orders received in the third quarter of 2005, ended September 30, 2005, amounted to Euro 24.9 million, of which Euro 9.2 million, or 37%, were silicon semiconductor equipment orders.

This compares to total equipment orders worth Euro 28.4 million in the second quarter of 2005, of which Euro 12.8 million, or 45%, were silicon semiconductor business orders. In comparison, the total equipment order value of Euro 25.9 million, received in the third quarter of 2004, included no orders for silicon semiconductor business.

To the best of our knowledge, 16% of the third quarter 2005 order intake will be used by our customers for LED applications, 41% for Silicon, 10% for consumer electronics, and the remaining 33% for OLED and other applications.

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(Order backlog)

The equipment order backlog, as of September 30, 2005, totaled Euro 56.0 million and included Euro 8.7 million in deferred revenues for shipped equipment awaiting final customer acceptance.

This compares with an equipment order backlog as of December 31, 2004 totaling Euro 52.5 million, including Euro 15.9 million in deferred revenues, and an equipment order backlog totaling Euro 85.6 million as of September 30, 2004, including Euro 11.5 million in deferred revenues.

The order backlog figures for both September 30, 2005 and December 31, 2004 exclude Euro 7.2 million in order backlog adjustments performed at the end of 2004 as part of a regular order book review.

Of the Euro 56.0 million of equipment orders recorded as backlog and deferred revenues recorded at September 30, 2005 approximately 59% are destined for customers in Asia, 21% in the United States and 20% in Europe.

To the best of our knowledge, 42% of those customers are engaged in manufacturing products for LED applications, 3% for Telecom/Datacom, 18% for Silicon, and 37% for OLED and other applications.

(US dollar exposure / hedging)

Those orders received by the Company in the third quarter of 2005 denoted in US dollars totaled 64% of the total orders received, in comparison to 86% in the second quarter of 2005 and 74% in the third quarter of 2004. Following the acquisition of Genus, Inc., the percentage of our systems manufacturing costs based in US dollars has increased from 1% in the first quarter of 2005 to 23% in the third quarter of 2005.

The exchange value of the US dollar against the value of the Euro in the third quarter 2005 remained unchanged quarter over quarter at $1.21/Euro as of September 30, 2005. This compares to the month-end average, over the year, of $1.24/Euro in 2004.

The Company continues to employ hedging mechanisms to manage exchange rate variation risks during the course of the contracts, but since a significant portion of our revenues is generated in US dollars, and, at the same time, also a significant portion of our costs are denominated in Euros, any weakening of the US dollar in comparison to the Euro will negatively impact AIXTRON’s top and bottom line financials. And if forecasts from leading economic observers are accurate, the $/Euro exchange rate is likely to increase throughout the remainder of 2005.

Let’s now turn to our balance sheet.

(Cash)

Cash and cash equivalents decreased from Euro 45.5 million as of December 31, 2004 to Euro 31.5 million as of September 30, 2005, largely driven by cash outflows for business investments.

Additionally, Euro 9.7 million in cash was used in operating activities, largely due to net losses amounting to Euro 9.9 million throughout the first nine months of 2005 as well as a Euro 3.3 million increase in net working capital in the nine months ended September 30, 2005, with net working capital being defined as accounts receivable and

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inventories less accounts payable, advanced payments from customers, and accrued expenses and other liabilities.

Net cash used in investing activities included purchases of fixed assets totalling Euro 7.0 million and purchases of intangible assets amounting to Euro 3.1 million as well as capitalized acquisition payments of Euro 4.4 million, less Euro 9.0 million in cash acquired from Genus, Inc.

(Accounts receivable)

Accounts receivable as of September 30, 2005 were Euro 18.0 million, Euro 2.0 million higher than at the end of 2004. The increase was largely due to a high proportion of billings at the end of the second quarter of 2005 as well as a higher portion of accounts receivable from Genus, Inc., which, as a silicon semiconductor equipment provider, is subject to billing conditions that are generally different from AIXTRON’s core compound semiconductor equipment business.

(Inventories)

Inventories at the end of the third quarter of 2005 amounted to Euro 45.0 million, Euro 10.0 million higher than at the end of December 31, 2004. The relative increase in inventories is due to a low inventory level at the end of 2004, caused by the relatively high number of billings in the fourth quarter of 2004 as well as the consolidation of Genus, Inc. into the AIXTRON Group accounts. If we break the September 30, 2005 inventory figure down, Raw Materials increased from the end of 2004 by Euro 7.8 million to Euro 15.8 million, Work In Progress was Euro 1.2 million lower than at year end 2004, Finished Goods was Euro 0.3 million higher than at the end of 2004, and Inventories at Customer Locations was Euro 2.9 million higher than at year end.

(Long-term fixed assets)

Fixed Assets and Other Long-Term Assets rose from Euro 70.0 million at December 31, 2004 to Euro 198.6 million at September 30, 2005, a rise of 128.7 million. The change was largely due to the acquisition of Genus, Inc., which, by itself, increased the Goodwill by Euro 94.1 million and Other Intangible Assets by Euro 23.5 million in the third quarter of 2005.

(Deferred taxes)

Deferred Income Taxes and Deferred Tax Assets as of September 30, 2005 totaled Euro 10.8 million compared to Euro 6.9 million at December 31, 2004. The increase was due to loss carry-forwards from the first nine months of 2005.

(Liabilities)

Total Liabilities rose from Euro 39.5 million at December 31, 2004 to Euro 48.6 million at September 30, 2005, of which customer prepayments received as of September 30, 2005 totaled Euro 15.2 million, compared to Euro 13.5 million at the end of 2004.

Due to the consolidation of Genus, Inc. into AIXTRON, the Accrued Expenses and Other Current Liabilities rose by Euro 4.3 million to Euro 16.7 million as of September 30, 2005. A Convertible Bond issued by Genus, Inc. previously recorded on our balance sheet valued at Euro 9.6 million as of June 30, 2005, upon exercise by its holders, was reclassified as additional paid-in-capital during the third quarter of 2005.

As of September 30, 2005, the Company recorded no bank borrowings.

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In order to support the development of future equipment technology, the Company continuously explores and assesses additional funding opportunities available in the market.

(Equity)

As a result of the stock-for-stock acquisition of Genus, Inc. in March 2005, the Shareholders Equity position on our balance sheet increased from Euro 135.4 million at December 31, 2004 to Euro 252.1 million at September 30, 2005.

In the third quarter of 2005 Additional Paid-In-Capital rose quarter on quarter by Euro 9.5 million, reflecting the conversion of the previously mentioned convertible bond issued by Genus, Inc. into AIXTRON American Depositary Shares (ADSs), with each AIXTRON ADS representing one AIXTRON common share. The convertible bond was acquired by AIXTRON as part of the acquisition transaction of Genus, Inc., effective March 14, 2005, and was due in August of 2005.

The equity ratio as of September 30, 2005 was 84 percent. In contrast, the equity ratio was 77 percent as of December 31, 2004. The increase was largely due to the acquisition of Genus, Inc.

(Balance sheet total)

The Balance Sheet total increased from Euro 174.9 million at December 31, 2004 to Euro 300.6 million at September 30, 2005, largely as a result of the consolidation of Genus, Inc. into the AIXTRON Group accounts.

(Employees)

Finally, some information on headcount:

As of September 30, 2005, the AIXTRON Group had 585 employees worldwide. This compares to 443 AIXTRON employees worldwide as of December 31, 2004. This increase in global headcount is largely due to the acquisition of Genus, Inc.

As Mr. Hyland will tell you a little later, as part of an internal cost reduction program, the Company has reduced the number of its employees. The impact of these changes is a sequential reduction in AIXTRON’s global headcount of 44 employees, or 7 percent, in the third quarter of 2005.

The AIXTRON Group’s employees as of September 30, 2005 were located in the following regions: United States – 21 percent, Asia – 12 percent, and Europe – 67 percent. In comparison, as of December 31, 2004, the AIXTRON Group employed 6 percent of its employees in the United States, 8 percent in Asia and 86 percent in Europe.

I would now like to hand you back to Mr. Hyland who will talk about a number of cost reduction measures we have implemented recently. In addition, Mr. Hyland will provide to you a business outlook and financial guidance.

Please, Paul…

Paul Hyland:

Thank you, Wolfgang.

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Let me now turn to our internal cost reduction program, which is focused very much on improving our resource efficiency.

As part of an ongoing internal cost reduction program, the Company has reduced the number of employees in the United States through terminations, and elsewhere, we have further reduced AIXTRON’s operating cost base by not extending fixed-term employee labor contracts in Germany and has implemented a general hiring freeze at all Company locations worldwide. The impact of these changes is a quarter-on-quarter reduction in AIXTRON’s global headcount of 44 employees, or 7 percent, in the third quarter of 2005.

We are continuing to make progress with further cost reduction initiatives in the following areas:

•	In Purchasing: Following the acquisition of Genus, Inc., we are making tangible progress on leveraging purchasing synergies between Genus, Inc. and AIXTRON, to achieve cost benefits from the common and higher volumes purchased.

•	In Manufacturing: To improve our manufacturing utilization, we are achieving efficiency gains through flexible work schedules including temporary plant shut-downs during periods of lower manufacturing throughput. Our outsourcing model, developed over the last ten years, gives us the confidence to believe we can easily ramp up production when required.

•	In Research and Development: We have reviewed our R&D projects program and, consequently, have been able to delay capital expenditure on some of the planned R&D projects.

•	In Engineering: We have been working towards common generic engineering platform concepts for some considerable time which will further reduce our design and manufacturing costs.

Although some of these changes may take time for the benefits to fully impact AIXTRON’s financial performance, the Company is, nevertheless, on schedule to reduce its annualized operating costs by up to 10-15 percent of 2004 operating costs by mid 2006.

(Business Outlook)

If I may now turn to the Business Outlook:

With capital expenditure in the compound semiconductor industry expected to remain at relatively low levels in the near future and a degree of uncertainty about the exact timing of next-generation manufacturing technologies and materials being introduced into the silicon semiconductor industry, AIXTRON believes customer equipment spending will remain cautious for the remainder of 2005 and early 2006.

Nevertheless, the Company expects to maintain its very strong market share position in the Compound Semiconductor MOCVD system market and remains positive about its ability to build a much stronger position in both the OVPD® Display and the Silicon semiconductor arenas in the coming years. The Executive Board believes that the latter opportunity in Silicon is enhanced by the acquisition of Genus, Inc. in the medium- to long-term.

In the currently challenging environment, the Company believes that, whilst the previous top line revenue forecast for total revenues in 2005 of approximately Euro 150 million to Euro 160 million will be nearer to Euro 140 million, however, the expected net loss guidance under US GAAP remains in the range of approximately Euro 10 million and Euro 15 million, as previously predicted.

As previously announced, the Company will commence reporting its financial results in accordance with International Financial Reporting Standards (“IFRS”) from the fourth quarter of 2005 onwards, and since there are accounting and valuation differences between US GAAP and IFRS reporting, the 2005 net result guidance given in accordance with US GAAP may differ from the actual 2005 net result to be reported in accordance with IFRS.

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The Company believes the current levels of cash and cash equivalents will be sufficient to fund its planned operating activities as well as replacement investments, however the Company will continue to explore and review potential additional funding opportunities in the market to meet future investment needs.

(Handover)

And with that I will hand you back to the operator who will facilitate any questions you might have. Operator, please go ahead…

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